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                                                                     EXHIBIT 5


                         FOR: Mickelberry Communications Inc.
                              405 Park Avenue
                              New York, NY 10022

                    CONTACT:  Gregory J. Garville
                                   212-832-4297


FOR IMMEDIATE RELEASE

                    MICKELBERRY COMMUNICATIONS INCORPORATED
                           APPROVES MERGER AGREEMENT


     New York City, March 21, 1995: Mickelberry Communications Incorporated (NYSE:MBC) announced today that the Board has approved an Agreement and Plan of Merger with an affiliate of Mr. James C. Marlas, the Chairman, President and Chief Executive Officer of the Company, pursuant to which the holders of all of the shares of the Company's Common Stock not owned by Mr. Marlas will receive a cash purchase price of $4.25 per share. Mr. Marlas beneficially owns, directly or indirectly, approximately 48% of the Company's Common Stock, not including shares issuable upon conversion of debentures owned by him.

     The Company's special committee of Directors has evaluated Mr. Marlas' proposal and has recommended that the Company enter into the merger transaction and the Board of Directors has approved the Agreement and Plan of Merger.

     Subject to receiving certain additional information, it is expected that a definitive Agreement and Plan of Merger will be executed within the next week. The consummation of the transactions will be subject to a number of conditions, including (a) the approval of the Agreement by the affirmative vote of at least (1) the holders of a majority of the shares outstanding or
(2) 66 2/3% of the votes cast by the holders of the shares voting at a special meeting, whichever is greater, (b) a satisfactory agreement reached with institutional investors holding the Company's Convertible Subordinated Debentures regarding the early retirement of these securities, (c) the receipt of all necessary consents and governmental approvals, (d) the holders of not more than 5% of the outstanding shares of Common Stock, shall have exercised their appraisal rights in the Merger, and (e) the receipt of third-party financing.